Exhibit 99.21

CONSENT OF OPTIRO PTY LTD.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2013 of IAMGOLD Corporation.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 (File No. 333-190073) and Form S-8 (File No. 333-142127) of the Company.

OPTIRO PTY LTD.

/s/ Ian Glacken
By:	Ian Glacken
Title:	Director

Dated:	March 21, 2014